EXHIBIT 99.37

ARCHIVAL WEB COPY OF HISTORICAL NEWS RELEASE

CordovaCann Announces Closing of Non-Brokered Equity Private Placement

NOT FOR DISSEMINATION IN THE UNITED STATES OR DISTRIBUTION THROUGH UNITED STATES NEWS OR WIRE SERVICES.

TORONTO, ON / ACCESSWIRE / May 25, 2020 / CordovaCann Corp. (CSE:CDVA)(OTCQB:LVRLF) ("Cordova" or the "Company"), a cannabis-focused consumer products company, is pleased to announce the closing of a non-brokered private placement financing (the "Offering"), pursuant to which the Company issued 6,210,190 common shares at a price of $0.25 per share for gross proceeds of $1,552,548; of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt. The proceeds of the Offering are intended to be used for capital expenditures in relation to the Company's retail operations as well as general corporate purposes and working capital needs.

Mr. Taz Turner, Chairman and CEO of Cordova, commented, "This financing should allow the Company to build-out and open the ten Star Buds cannabis retail stores now under the Cordova umbrella and allow the Company to begin generating positive cash flow. We look forward to opening the first stores in the coming months and continuing to expand our footprint in the cannabis retail market."

The common shares sold under the Offering are subject to a four month and one day hold period which, under applicable Canadian securities laws, expires on September 23, 2020, and such further restrictions as may apply under foreign securities laws.

The securities issued in connection with the Offering have not been registered under the Securities Act of 1933, as amended, or any state securities laws and they may not be offered or sold in the United States absent of registration or an applicable exemption from registration requirements. This press release does not constitute a solicitation or offering to purchase any securities of the Company. All references to dollar amounts in this press release are in Canadian Dollars unless stated otherwise.

About CordovaCann Corp.

CordovaCann Corp. is a Canadian-domiciled company focused on building a leading, diversified cannabis products business across multiple jurisdictions including Canada and the United States. Cordova primarily provides services and investment capital to the processing and production vertical markets of the cannabis industry.

Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this press release, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company's planned business activities. Generally, this forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" , "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" , "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

1

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

Company Contact:

Taz Turner

Chief Executive Officer

[email protected]

(917) 843-2169

SOURCE: CordovaCann Corp.

2

FORM 51-102F3 MATERIAL CHANGE REPORT

1. Name and Address of Company

CordovaCann Corp. (formerly, LiveReel Media Corporation) (the “Company” or “CordovaCann”)

217 Queen Street West, Suite 401

Toronto, ON M5V 0R2

2. Date of Material Change

May 22, 2020

3. News Release

Press releases disclosing the material change were released on May 25, 2020, through the facilities of Issuer Direct.

4. Summary of Material Change

On May 22, 2020, the Company announced that it has closed a non-brokered private placement (the “Offering”) of 6,210,190 common shares in the capital of the Company (each, a “Common Share”) at a price of $0.25 per Common Share, for gross proceeds of $1,552,548, of which $1,411,680 was received in cash and $140,868 was issued in settlement of outstanding fees and debt.

5. Full Description of Material Change

Pursuant to the Offering of 6,210,190 Common Shares were issued at a price of $0.25 per Common Share, for gross proceeds of $1,552,548, of which $1,411,680 was received in cash and

$140,868 was issued in settlement of outstanding fees and debt.

The securities issued in connection with the Offering the Common Shares issued are subject to a statutory four month and one day hold period expiring on September 23, 2020, and such further restrictions as may apply under foreign securities laws.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

7. Omitted Information

No significant facts have been omitted from this Material Change Report.

8. Executive Officer

For further information, contact Taz Turner, Chief Executive Officer of the Company at (917) 843-2169.

9. Date of Report

This report is dated at Toronto, this 4th day of June, 2020.

3

Cautionary Statement Regarding Forward-Looking Information

This material change report contains “forward-looking information” under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. All statements in this material change report, other than statements of historical fact, are "forward-looking information" with respect to the Company within the meaning of applicable Canadian securities laws, including statements with respect to the Company’s planned business activities. Generally, this forwardlooking information can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes", or variations or comparable language of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Forward-looking information is necessarily based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including anticipated costs and ability to achieve business objectives and goals.

Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking information including but not limited to: global economic and market conditions; the war on terrorism and the potential for war or other hostilities in other parts of the world; the availability of financing and lines of credit; successful integration of acquired or merged businesses; changes in interest rates; management's ability to forecast revenues and control expenses, especially on a quarterly basis; unexpected decline in revenues without a corresponding and timely slowdown in expense growth; the Company's ability to retain key management and employees; intense competition and the Company's ability to meet demand at competitive prices and to continue to introduce new products and new versions of existing products that keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance; relationships with significant suppliers and customers; as well as other risks and uncertainties, including but not limited to those detailed from time to time in the Company's public filings on EDGAR and SEDAR. Although the Company believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forwardlooking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The Company provides forward-looking information for the purpose of conveying information about current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. By its nature, this information is subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Accordingly, readers should not place undue reliance on forward-looking statements. There can be no assurance that such information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Forwardlooking statements are made as of the date hereof and, accordingly, are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise unless required by applicable law.

4